UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 8)*



                              UNR Industries, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  903-185-114
                      -------------------------------------
                                 (CUSIP Number)

                           John H. Laeri, Jr., Trustee
                        UNR Asbestos-Disease Claims Trust
                              100 North Lincoln Way
                          North Aurora, Illinois 60542
                                 (708) 892-5757
- --------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  July 12, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Index to Exhibits on Page 13.

                               Page 1 of 14 Pages.



                                                            SCHEDULE 13D
- ------------------------------------------------------------------------------------------------------------------------------
CUSIP No. 903 185 114                                                                                      Page  2 of 14 Pages
          -----------
- ------------------------------------------------------------------------------------------------------------------------------

- --------- --------------------------------------------------------------------------------------------------------------------

     1    NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                  UNR Asbestos-Disease Claims Trust
- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                         (a)  |_|
                                                                                                    (b)  |X|

- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
     3    SEC USE ONLY


- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
     4    SOURCE OF FUNDS (See Instructions)

                                                                 00
- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            |_|

                                                           Not Applicable
- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                              Illinois
- --------- --------------------------------------------------------------------------------------------------------------------
                       -------- ----------------------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

 NUMBER OF                                                   29,437,004
                       -------- ----------------------------------------------------------------------------------------------
  SHARES               -------- ----------------------------------------------------------------------------------------------
                          8     SHARED VOTING POWER
BENEFICIALLY
                                                                  -0-
 OWNED BY              -------- ----------------------------------------------------------------------------------------------
                       -------- ----------------------------------------------------------------------------------------------
   EACH                   9     SOLE DISPOSITIVE POWER

 REPORTING                                                   29,437,004
                       -------- ----------------------------------------------------------------------------------------------
  PERSON               -------- ----------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
   WITH
                                                                  -0-
                       -------- ----------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                             29,437,004
- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         |_|


- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        63.87% (56.2% of the outstanding as of July 12, 1996)
- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

                                                                 00
- --------- --------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7



                                                            SCHEDULE 13D
- ------------------------------------------------------------------------------------------------------------------------------
CUSIP No. 903 185 114                                                                                      Page  3 of 14 Pages
          -----------
- ------------------------------------------------------------------------------------------------------------------------------

- --------- --------------------------------------------------------------------------------------------------------------------

     1    NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                         John H. Laeri, Jr.
- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                         (a)  |_|
                                                                                                    (b)  |X|

- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
     3    SEC USE ONLY


- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
     4    SOURCE OF FUNDS (See Instructions)

                                                                 00
- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            |_|

                                                           Not Applicable
- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                               U.S.A.
- --------- --------------------------------------------------------------------------------------------------------------------
                       -------- ----------------------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

 NUMBER OF                                                        -0-
                       -------- ----------------------------------------------------------------------------------------------
  SHARES               -------- ----------------------------------------------------------------------------------------------
                          8     SHARED VOTING POWER
BENEFICIALLY
                                                             29,437,004
 OWNED BY              -------- ----------------------------------------------------------------------------------------------
                       -------- ----------------------------------------------------------------------------------------------
   EACH                   9     SOLE DISPOSITIVE POWER

 REPORTING                                                        -0-
                       -------- ----------------------------------------------------------------------------------------------
  PERSON               -------- ----------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
   WITH
                                                             29,437,004
                       -------- ----------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                             29,437,004
- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         |_|


- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        63.87% (56.2% of the outstanding as of July 12, 1996)
- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

                                                                 IN
- --------- --------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7



                                                            SCHEDULE 13D
- ------------------------------------------------------------------------------------------------------------------------------
CUSIP No. 903 185 114                                                                                      Page  4 of 14 Pages
          -----------
- ------------------------------------------------------------------------------------------------------------------------------

- --------- --------------------------------------------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                          Michael E. Levine
- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                         (a)  |_|
                                                                                                    (b)  |X|

- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
     3    SEC USE ONLY


- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
     4    SOURCE OF FUNDS (See Instructions)

                                                                 00
- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            |_|

                                                                 N/A
- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                 USA
- --------- --------------------------------------------------------------------------------------------------------------------
                       -------- ----------------------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

 NUMBER OF                                                        -0-
                       -------- ----------------------------------------------------------------------------------------------
  SHARES               -------- ----------------------------------------------------------------------------------------------
                          8     SHARED VOTING POWER
BENEFICIALLY
                                                             29,437,004
 OWNED BY              -------- ----------------------------------------------------------------------------------------------
                       -------- ----------------------------------------------------------------------------------------------
   EACH                   9     SOLE DISPOSITIVE POWER

 REPORTING                                                        -0-
                       -------- ----------------------------------------------------------------------------------------------
  PERSON               -------- ----------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
   WITH
                                                             29,437,004
                       -------- ----------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                             29,437,004
- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         |_|


- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        63.87% (56.2% of the outstanding as of July 12, 1996)
- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

                                                                 IN
- --------- --------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
SEC 1746 (9-88) 2 of 7



                                                            SCHEDULE 13D
- ------------------------------------------------------------------------------------------------------------------------------
CUSIP No. 903 185 114                                                                                      Page  5 of 14 Pages
          -----------
- ------------------------------------------------------------------------------------------------------------------------------

- --------- --------------------------------------------------------------------------------------------------------------------

     1    NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                         James J. McMonagle
- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                         (a)  |_|
                                                                                                    (b)  |X|

- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
     3    SEC USE ONLY


- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
     4    SOURCE OF FUNDS (See Instructions)

                                                                 00
- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            |_|

                                                                 N/A
- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                 USA
- --------- --------------------------------------------------------------------------------------------------------------------
                       -------- ----------------------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

 NUMBER OF                                                        -0-
                       -------- ----------------------------------------------------------------------------------------------
  SHARES               -------- ----------------------------------------------------------------------------------------------
                          8     SHARED VOTING POWER
BENEFICIALLY
                                                             29,437,004
 OWNED BY              -------- ----------------------------------------------------------------------------------------------
                       -------- ----------------------------------------------------------------------------------------------
   EACH                   9     SOLE DISPOSITIVE POWER

 REPORTING                                                        -0-
                       -------- ----------------------------------------------------------------------------------------------
  PERSON               -------- ----------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
   WITH
                                                             29,437,004
                       -------- ----------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                             29,437,004
- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         |_|


- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        63.87% (56.2% of the outstanding as of July 12, 1996)
- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

                                                                 IN
- --------- --------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
SEC 1746 (9-88) 2 of 7



                                                            SCHEDULE 13D
- ------------------------------------------------------------------------------------------------------------------------------
CUSIP No. 903 185 114                                                                                      Page  6 of 14 Pages
          -----------
- ------------------------------------------------------------------------------------------------------------------------------

- --------- --------------------------------------------------------------------------------------------------------------------

     1    NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                         Charles W. Murdock
- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                         (a)  |_|
                                                                                                    (b)  |X|

- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
     3    SEC USE ONLY


- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
     4    SOURCE OF FUNDS (See Instructions)

                                                                 00
- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            |_|

                                                                 N/A
- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                 USA
- --------- --------------------------------------------------------------------------------------------------------------------
                       -------- ----------------------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

 NUMBER OF                                                        -0-
                       -------- ----------------------------------------------------------------------------------------------
  SHARES               -------- ----------------------------------------------------------------------------------------------
                          8     SHARED VOTING POWER
BENEFICIALLY
                                                             29,437,004
 OWNED BY              -------- ----------------------------------------------------------------------------------------------
                       -------- ----------------------------------------------------------------------------------------------
   EACH                   9     SOLE DISPOSITIVE POWER

 REPORTING                                                        -0-
                       -------- ----------------------------------------------------------------------------------------------
  PERSON               -------- ----------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
   WITH
                                                             29,437,004
                       -------- ----------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                             29,437,004
- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         |_|


- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        63.87% (56.2% of the outstanding as of July 12, 1996)
- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

                                                                 IN
- --------- --------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
SEC 1746 (9-88) 2 of 7



                                                            SCHEDULE 13D
- ------------------------------------------------------------------------------------------------------------------------------
CUSIP No. 903 185 114                                                                                      Page  7 of 14 Pages
          -----------
- ------------------------------------------------------------------------------------------------------------------------------

- --------- --------------------------------------------------------------------------------------------------------------------

     1    NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                          David S. Shrager
- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                         (a)  |_|
                                                                                                    (b)  |X|

- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
     3    SEC USE ONLY


- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
     4    SOURCE OF FUNDS (See Instructions)

                                                                 00
- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            |_|

                                                                 N/A
- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                 USA
- --------- --------------------------------------------------------------------------------------------------------------------
                       -------- ----------------------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

 NUMBER OF                                                        -0-
                       -------- ----------------------------------------------------------------------------------------------
  SHARES               -------- ----------------------------------------------------------------------------------------------
                          8     SHARED VOTING POWER
BENEFICIALLY
                                                             29,437,004
 OWNED BY              -------- ----------------------------------------------------------------------------------------------
                       -------- ----------------------------------------------------------------------------------------------
   EACH                   9     SOLE DISPOSITIVE POWER

 REPORTING                                                        -0-
                       -------- ----------------------------------------------------------------------------------------------
  PERSON               -------- ----------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
   WITH
                                                             29,437,004
                       -------- ----------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                             29,437,004
- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         |_|


- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        63.87% (56.2% of the outstanding as of July 12, 1996)
- --------- --------------------------------------------------------------------------------------------------------------------
- --------- --------------------------------------------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

                                                                 IN
- --------- --------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
SEC 1746 (9-88) 2 of 7

                                                             Page  8 of 14 Pages


         Pursuant to Rule 13d-2(c) promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 8 amends and restates the Schedule 13D filed on March 5, 1990 as amended by Amendments Nos. 1 through 7 (the "Schedule 13D") by the UNR Asbestos-Disease Claims Trust (the "Trust") with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of UNR Industries, Inc., a Delaware corporation ("UNR").


Item 1.  Security and Issuer.
- -------  --------------------

         This statement on Schedule 13D ("Statement") relates to the Common Stock, par value $.01 per share (the "Common Stock") of UNR Industries, Inc. a Delaware corporation ("UNR"), which has its principal offices at 332 South Michigan Avenue, Chicago, Illinois 60604.


Item 2.  Identity and Background.
- -------  ------------------------

         This statement is being filed by UNR Asbestos-Disease Claims Trust (the "Trust"), which is governed by the laws of the state of Illinois and was formed as an irrevocable trust pursuant to a Trust Agreement executed February 23, 1990 (the "Trust Agreement") in form approved by the United States Bankruptcy Court for the Northern District of Illinois Eastern Division (the "Bankruptcy Court"). The Trust was formed to implement certain portions of the plan of reorganization more particularly referred to below.

         On July 29, 1982, UNR and ten of its affiliates filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the Bankruptcy Court. The filings were precipitated by contingent liabilities resulting from pending and potential litigation involving claims against UNR and its affiliates relating to asbestos related diseases.

         On June 2, 1989 the Bankruptcy Court confirmed UNR's Consolidated Plan of Reorganization dated March 14, 1989 (the "Plan"). Portions of the Plan and the Trust Agreement are summarized herein. These summaries are qualified by reference to the Trust Agreement (including Annexes A and B thereto) and the plan, copies of which are attached as Exhibits 1 and 2, respectively. Capitalized terms not otherwise defined in this Statement are used as defined in the Plan and the Trust Agreement.

         UNR, as reorganized pursuant to the Plan, was required by the Plan to issue 29,437,004 shares of Common Stock to the Trustees (the "Trustees") of the Trust for the benefit of holders of Asbestos-Disease Claims.

         The Trust received such 29,437,004 shares of Common Stock on February 23, 1990.

         The Trust will be administered by five independent persons as Trustees. The initial Trustees of the Trust are John H. Laeri, Jr., Michael E. Levine, the Honorable James J. McMonagle, Charles W. Murdock, and David S. Shrager. The Trustees have elected Mr. Laeri as Chairman and Judge McMonagle as Vice-Chairman of the Trustees.

         Mr. Laeri, 54, is currently a Managing Director of The First Boston Corporation, an investment banking firm, based in New York City. He has been with the firm since 1979. He is a graduate of Williams College.

         Mr. Levine, 48, is Dean of the School of Organization and Management and Gen. George Rogers Clark Professor of Management at Yale University. He has been at Yale University since 1987, prior to which he held other academic posts and was President and C.E.O. of New York Air (1982-1984). He holds a B.A. from Reed College, and an LL.B. and a graduate degree in economics from Yale University.

         Judge McMonagle, 55, has been a judge in the Ohio Court of Common Pleas, Cuyahoga County since 1977. He has been Presiding Judge for Asbestos Litigation in Cuyahoga County since 1982. He holds a B.S.B.A. from Georgetown University and a J.D. from Cleveland-Marshall College of Law.

                                                             Page  9 of 14 Pages



         Mr. Murdock, 54, is a law professor at Loyola University School of Law, Chicago, Illinois, where he was the Dean from 1975-1983 and a professor since 1984. He was Deputy Attorney General of the State of Illinois from 1983 to 1985. He holds a B.S. degree from the Illinois Institute of Technology, Chicago, and a J.D. from Loyola University School of Law.

         Mr. Shrager, 54, is a founding partner of the law firm of Shrager, McDaid, Loftus & Flum. He has been an adjunct professor at Hahnemann Medical College and Hospital (1972-1974), and a trustee since 1978 of the Roscoe Pound Foundation. He holds a B.A. and an LL.B. from the University of Pennsylvania.

         The Trust generally may take action by a vote of at least three Trustees at a meeting at which a quorum of at least three Trustees is present. Each Trustee will serve until death, resignation or removal. Any Trustee may be removed if disabled or for other good cause, which includes certain conflicts of interest. A vacancy in the position of a Trustee is filled (i) by unanimous vote of the remaining Trustees, with the consent (not to be unreasonably withheld) of a Trust Advisory Committee (the "TAC"), or (ii), if the Trustees are unable to appoint a successor within 90 days of the vacancy, by application by the Trustees to the Bankruptcy Court which shall appoint a successor Trustee upon recommendations received from the TAC.

         The TAC is a three member Trust Advisory Committee, the initial membership of which has been selected by the Official Creditor Committee of Asbestos-Related Plaintiffs. The issues concerning which the Trustees must consult the TAC are described in Section H.11 of the Procedures attached as Annex B to the Trust Agreement. In addition, the issues of Trust administration raised in Trust Agreement subsections 3.01(c)(xx) (merger with another claims resolution facility), 5.03(a) and 5.03(b) (appointment of successor Trustees), and the second sentence of 7.03 (amendments to Article VI (which relates to the TAC) will require the consent of the TAC before the Trustees can implement any action on behalf of the Trust with respect thereto.

         During the past five years neither the Trust nor any of the Trustees has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which any individual or entity was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         The initial principal office of the Trust will be in the State of Illinois. Until the establishment of such an office the business address of the Trust and the Trustees is c/o John H. Laeri, Jr., Trustee, c/o The First Boston Corporation, 38th Floor, Park Avenue Plaza, New York, NY 10022. Each of the Trustees is a citizen of the United States.

         The Trust has established its principal office in the State of Illinois. Accordingly, the business address of the Trust is now 100 North Lincolnway, North Aurora, Illinois 60542.

         On March 9, 1990, certain former employees of UNR claiming injury from exposure to asbestos filed with the Bankruptcy Court an appeal of the Bankruptcy Court's orders entered on March 2, 1990 approving the Trust Agreement in the form signed by the Trustees and providing supplemental relief. The appellants also seek to appeal certain orders entered by the Bankruptcy Court in 1989 which approved the establishment of the Trust. The Trustees intend to work with UNR in contesting the appeal.


Item 3.  Source and Amount of Funds or Other Consideration.
- -------  --------------------------------------------------

         On February 23, 1990, pursuant to the Plan, UNR contributed to the Trust 29,437,004 shares of Common Stock. The consideration for the Common Stock is set forth in Section 2.04 of the Trust Agreement.


Item 4.  Purpose of Transaction.
- -------  -----------------------

         Pursuant to the Plan, the Trust has been funded with 29,437,004 shares of Common Stock. The purposes of the transaction are set forth in Section 2.02 of the Trust Agreement.

                                                             Page 10 of 14 Pages




         The Trustees do not currently expect to participate in the management of UNR. The Plan provides that, until their successor shall have been elected and qualify, the Board of Directors of UNR consists of eleven members, three of whom have been named by the Official Committee of Asbestos Related Plaintiffs (the "Official Committee Directors"), three of whom have been appointed by the Bankruptcy Court after receipt of recommendations from the Legal Representative for Unknown Putative Asbestos-Related Claimants (the "Claimants Directors"), three of whom have been named by the Official Unsecured Creditors' Committee and two of whom are William S. Leavitt and Dwight Rohn, as representatives of the pre-reorganization shareholders of UNR.

         The Trustees have commenced discussions with the current Board of Directors of UNR regarding a proposal made by the Trustees that a new slate of directors be nominated for election at the upcoming annual meeting that would be acceptable to the Trust. The Trustees have also proposed that UNR's certificate of incorporation be amended to delete therefrom the right of holders of Common Stock and holders of Warrants to purchase Common Stock (collectively, "Stockholders") to cumulate their votes in the election of directors (the "Cumulative Voting Amendment"). The Trustees currently contemplate that, of such nominees for director, three would be the Official Committee Directors, three would be the Claimants Directors and one would be UNR's chief executive officer. The Trust is also considering whether any additional of the present directors would be included as a nominee on the slate. In the event that the Trustees cannot reach agreement with the current Board of Directors on a slate of directors acceptable to the Trustees, the Trustees intend to nominate their own slate of directors at the 1990 annual meeting in a number sufficient to give the Trust control of at least a majority of the Board of Directors.

         On April 17, 1990, the Trust, by written consent, amended and restated in its entirety the Bylaws of UNR, a copy of which is attached hereto as Exhibit
3. The Bylaws, as amended, provide, among other things, (i) that, with certain exceptions, a vote of 70% of the Board of Directors (eight of the current eleven Directors) is necessary to take any action, including any action to amend or repeal the Bylaws, (ii) that any Stockholder may nominate at any shareholder meeting, without prior notice, any person for election to the Board of Directors, and (iii) that a majority of the Board of Directors may recommend to Stockholders and approve the Cumulative Voting Amendment. The Trustees intend to seek the adoption of the Cumulative Voting Amendment at the earliest practicable date.

         The Trustees understand that, on April 18, 1990, the Board of Directors of UNR took the following actions at a meeting of the Board. The Board (i) rescinded any and all nominations previously approved by the Board of the slate of directors to be voted upon by Stockholder at the 1990 annual meeting, (ii) approved the Cumulative Voting Amendment and directed that such amendment be submitted to Stockholders for their consideration at the 1990 annual meeting,
(iii) fixed July 12, 1990 as the date of the annual meeting (the meeting had previously been scheduled for May 10, 1990), (iv) elected William S. Leavitt to the offices of Senior Vice President and Assistant Secretary of UNR and (v) elected Charles M. Brennan III to the office of Acting Secretary of UNR.

         The Trust may sell some or all of its Common Stock within the next 12 months. However, no such transaction is currently planned. Further, depending on numerous circumstances, including the price of the Common Stock, the amount of the Trust's holdings of Common Stock, the availability of funds and the benefits to the Trust, the Trust may purchase Common Stock, but it has no current plans to do so.

         The Trust intends to review the dividend policy of UNR but has no present plan or proposal regarding the dividends.

         On May 7, 1990, the Official Unsecured Creditors' Committee filed (i) a motion with the United States Bankruptcy Court for the Northern District of Illinois Eastern Division (the "Motion") and (ii) a complaint (the "Complaint") in the United States District Court for the Northern District of Illinois Eastern Division. The Motion seeks to rescind the Bylaws of UNR as amended and restated in their entirety by the Trust by written consent on April 17, 1990 and attached to the Schedule 13D as Exhibit 3 (the "Amended Bylaws") and to enjoin the Trust and Trustees from enforcing the Amended Bylaws and from acting to have the Cumulative Voting Amendment passed and a slate of directors elected to the Board which does not include three representatives selected by the Official Unsecured Creditors' Committee. The Complaint alleges that the adoption of the Amended Bylaws by the Trust by written consent violated the notice requirement of Rule 14c-2 under the Securities Exchange Act of 1934, and seeks certain declaratory and injunctive relief in connection therewith. The Motion and the

                                                             Page 11 of 14 Pages




Complaint are filed as Exhibits 5 and 6 hereto, respectively, and are each incorporated by reference herein. A hearing with respect to the Motion is scheduled for May 16, 1990. The Trustees believe that the Motion and Complaint are without merit and intend to vigorously contest such actions.

         The Trustees understand that, on May 10, 1990, the Board of Directors of UNR took the following actions at a meeting of the Board. The Board (i) ratified the Amended Bylaws and also amended and restated the Bylaws in form identical to the Amended Bylaws in case the Amended Bylaws as adopted by the Trust should be deemed for any reason not to be in effect and (ii) adopted a slate of directors proposed by the Trust for election at the 1990 annual meeting of UNR shareholders, which is scheduled to be held on July 12, 1990. The slate consists of eleven nominees, which include the three directors originally named by the Official Committee of Asbestos-Related Plaintiffs, the three directors originally appointed by the Bankruptcy Court after receipt of recommendations from the Legal Representative for Unknown Putative Asbestos-Related Claimants, UNR's chief executive officer, William F. Andrews, UNR's chairman of the Board, William S. Leavitt, and three additional nominees who are not currently members of the Board.

         On May 16, 1990 in an oral ruling the Bankruptcy Court denied the Motion filed on May 7, 1990 by the Unsecured Creditors' Committee with the United States Bankruptcy Court for the Northern District of Illinois Eastern Division. In addition, on May 17, 1990 counsel for the Official Unsecured Creditors' Committee advised counsel for the Trustees that the Official
Unsecured Creditors' Committee had decided to withdraw the Complaint filed by the Unsecured Creditors' Committee with the United States District Court for the Northern District of Illinois Eastern Division on May 7, 1990. Counsel for the Trustees has now been served with a notice of dismissal dismissing without prejudice the Complaint.

         On May 25, 1990 the United States Bankruptcy Court for the Northern District of Illinois Eastern Division entered an order denying the Motion filed on May 7, 1990 by the Unsecured Creditors' Committee with the Bankruptcy Court (a copy of the order is attached hereto as Exhibit 7). On June 6, 1990 the Trustees received by mail the Unsecured Creditors' Committee's Notice of Appeal to the District Court of the Bankruptcy Court's order dated June 1, 1990.

         On February 14, 1991, John H. Laeri, Jr., the Chairman of the Trustees of the Trust, met on behalf of the Trustees with William F. Andrews, President and Chief Executive Officer of UNR, and asked Mr. Andrews to present to the Board of Directors of UNR the following proposals:

         (1) that the Board appoint a Special Committee of the Board to evaluate the desirability and feasibility of a "going private" transaction whereby the Trust's ownership of the Common Stock would increase from approximately 65% of outstanding shares to 100% (the "Special Committee Proposal"), and

         (2) that Gene Locks, a member of the Board of Directors, be nominated as a candidate for the position of Chairman of the Board in the election to be held at the next Annual Meeting of shareholders. As part of this proposal, the by-laws of UNR would be amended to delete the requirement that the Chairman of the Board be an officer of the Company.

         With respect to the Special Committee Proposal, Mr. Laeri advised Mr. Andrews that a "going private" transaction raises complex legal, financial, tax and business issues and, accordingly, the Trustees are not proposing any such transaction at this time, and have not determined whether to propose any such transaction in the future. Rather, the Trustees believe that it would be in the best interests of all stockholders for a Special Committee of the Board to evaluate this matter.

         The Trustees understand that the Special Committee Proposal is to be considered at the next meeting of UNR's Board, to be held on March 7, 1991.

                                                             Page 12 of 14 Pages




         On April 16, 1991, John H. Laeri, Jr., the Chairman of the Trustees of the Trust, sent a letter on behalf of the Trustees to William F. Andrews, President and Chief Executive Officer of UNR. A copy of such letter is attached hereto as Exhibit 8 and is incorporated herein by reference.

         The Trustees of the Trust have undertaken a review of its holding of shares of Common Stock to determine whether to sell or to retain them and to determine available alternatives to retention in accordance with the investment objectives of the Trust. Such review will include the development of third party proposals to acquire UNR through a merger or other business combination in which the UNR shareholders would receive cash for their shares. On June 11, 1993, John
H. Laeri, Jr., Chairman of the Trustees of the Trust, sent a letter to Thomas A. Gildehaus, President and Chief Executive of the Company, in which the Trust proposes that the Company consider retaining a financial adviser to solicit third party proposals for such a merger or other business combination and is incorporated herein by reference. Any such sale of Common Stock by the Trust would be dependent, among other things, on the terms of any third party proposals, the Trustee's evaluation of UNR's business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Trust, general economic conditions, credit and stock market conditions and other future developments.

         In January 1996, based upon the interest expressed by potential buyers in UNR's operating divisions and on the attractive past performance and future growth potential of UNR's ROHN Division, the Board of Directors made the strategic decision to sell four of UNR's operating divisions, Leavitt Tube, UNARCO Commercial Products, UNR Home Products and Real Time Solutions, Inc. UNR retained J.P. Morgan Securities Inc. to assist in the sale of the four divisions (the "Divisions").

         UNR has asked the Trust to approve the plan adopted by the Board to take all actions necessary and appropriate to obtain proposals for the sale of the Divisions (as used in this paragraph, the "Plan") and, in particular, to approve the transactions contemplated by the Sale and Purchase Agreement dated May 15, 1996, as amended as of July 1, 1996, among Chase Brass Industries, Inc., Leavitt Structural Tubing Co. and UNR (the "Chase Brass Agreement"). Following a review by the Trustees of the Plan and the terms of the Chase Brass Agreement and such other factors as the Trustees deemed appropriate, on July 12, 1996 the Trust authorized and approved the Plan and the transactions contemplated by the Chase Brass Agreement and authorized the execution and delivery to the Company of a written consent to such effect. The Trust has not been asked to approve the terms of sale of any of the other Divisions.

         Except as set forth above, the Trust has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Trust reserves the right to change its plans or intentions at any time and to take any and all actions it may deem appropriate to maximize the value of its investment in UNR.


Item 5.  Interest in Securities of the Issuer.
- -------  -------------------------------------

         The Trust may be deemed to be the beneficial owner of 29,437,004 shares of Common Stock. These shares based on the Creditor Stock (42,404,847 shares of Common Stock) and Shareholder Stock (3,687,378 shares of Common Stock) stated in the Plan to be outstanding, constitute 63.87% of the shares of Common Stock outstanding (29,437,004 divided by (42,404,847 + 3,687,378) = 63.87%).

         Subject to the terms of the Plan, the Trust has the sole power to vote its Common Stock and to dispose, or direct the disposition thereof. The Plan includes a restriction which provides that the Trust shall only have the power to sell its Common Stock with the approval of the Bankruptcy Court, after Notice of Hearing, if such sale is in the best interests of the holders of Asbestos-Disease Claims.

         Neither the Trust nor any of the Trustees has effected any transactions in the Common Stock except the Trust's acquisition of Common Stock by contribution from UNR as described above. None of the Trustees individually owns any Common Stock.

                                                             Page 13 of 14 Pages




Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
         ----------------------------------------------------------------------

         See Items 2, 4 and 5.

         The Trust has also arranged to enter a $10 million credit facility with the Exchange National Bank of Chicago (the "Bank"). The credit facility will be secured by 20,000,000 of the 29,437,004 shares of Common Stock held by the Trust. The Bank's obligation to advance in excess of the first $1,250,000 of such $10 million is contingent upon authorization by the Bankruptcy Court by a final non-appealable order to so pledge such shares of Common Stock. The Trust expects to enter on or about March 5, 1990 written agreements with respect to such credit facility which agreements will provide for standard default and similar provisions with respect to such pledged 20,000,00 shares of Common Stock.

         The Trust has entered into the credit facility  described above in this
Item 6. A copy of the Time Note dated February 28, 1990 from the Trust to the Bank is attached hereto as Exhibit 4.

         The Trust has renewed the credit facility described above in this Item 6 under which 20,000,000 of the 29,437,004 share of Common Stock held by the Trust are pledged. A copy of the Renewal Time Note dated February 28, 1991 from the Trust to LaSalle National Bank (formerly known as the Exchange National Bank of Chicago) is attached hereto as Exhibit 9 and is incorporated herein by reference.


Item 7.  Material to be filed as Exhibits.
- -------  ---------------------------------


         Exhibit 1  --  Trust Agreement as executed February 23, 1990.
         ---------

         Exhibit 2  --  Consolidated Plan of  Reorganization dated March 14,1989
         ---------      (the "Plan").

         Exhibit 3  --  Second  Amended  and  Restated Bylaws of UNR Industries,
         ---------      Inc. effective April 17, 1990.

         Exhibit 4  --  Time Note dated February 28, 1990 from the UNR Asbestos-
         ---------      Disease  Claims Trust  to  the Exchange National Bank of
                        Chicago.

         Exhibit 5  --  Motion  filed  by  the  Official   Unsecured  Creditors'
         ---------      Committee in the  United States Bankruptcy Court for the
                        Northern District of Illinois Eastern Division.

         Exhibit 6  --  Complaint for Declaratory  and  Injunctive  Relief filed
         ---------      by  the Official Unsecured  Creditors'  Committee in the
                        United  States District Court  for the Northern District
                        of Illinois Eastern Division.

         Exhibit 7  --  Order of United States Bankruptcy Court for the Northern
         ---------      District of  Illinois  Eastern  Division entered May 25,
                        1990.

         Exhibit 8  --  Letter dated  April 16, 1991  from John H. Laeri, Jr. to
         ---------      William F. Andrews.

         Exhibit 9  --  Renewal Time Note dated February 28, 1991 from the Trust
         ---------      to LaSalle National Bank.


         Exhibit 10 --  Letter  dated  June 11, 1993 from John H. Laeri, Jr.  to
         ----------     Thomas A. Gildehaus.

                                                             Page 14 of 14 Pages





                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   July 12, 1996


                                           UNR Asbestos-Disease Claims Trust


                                                  /s/ John H. Laeri, Jr.
                                           ------------------------------------
                                           John H. Laeri, Jr., Trustee Chairman